EXHIBIT 99.41



                             MATERIAL CHANGE REPORT
                                      under
     Securities Act (British Columbia), Section 85(1) and Section 151 of the
                       Securities Rules, BC Form 53-901F
                Securities Act (Alberta), Section 118(1), Form 27
            The Securities Act (Saskatchewan), Section 84(1), Form 25
                          The Securities Act (Manitoba)
                Securities Act (Ontario), Section 75(2), Form 27
                       Securities Act (Quebec) Section 73
            The Securities Act (Newfoundland), Section 76(2), Form 26
              Securities Act (Nova Scotia), Section 81(2), Form 27
                 Securities Fraud Prevention Act (New Brunswick)
                      Securities Act (Prince Edward Island)


Item 1:   Reporting Issuer


          Yamana Resources Inc. (the "Issuer")
          3151 E. 29th Avenue
          Spokane, Washington 99223


Item 2.   Date of Material Change February 12, 2003

Item 3.   Press Release

          The press release was issued at Spokane, Washington on February 12, 2003 and disseminated via Canada Newswire.

Item 4.   Summary of Material Change

          On February 12, 2003, the Issuer announced that it had entered into an agreement with Westwind Partners Inc. pursuant to which Westwind has agreed to offer for sale on a best efforts basis up to 10,000,000 units of the Issuer at a price of at a price of CAD$0.15 per unit. Each unit will consist of one common share of the Issuer and one share purchase warrant entitling the holder to acquire one common share at an exercise price of CAD$0.20 for a period of 36 months from closing. W estwind has the option to purchase up to an additional 3,333,334 units, exercisable in whole or in part at its sole discretion up to 20 days following the closing. The offering is scheduled to close on or about February 27, 2003.





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Item 5.   Full Description of Material Change

          The Company has entered into an agreement with W estwind Partners Inc. pursuant to which Westwind has agreed to offer for sale on an agency, best efforts basis up to 10,000,000 units of the Issuer at a price of CAD$0.15 per unit. Each unit will consist of one common share of the Issuer and one share purchase warrant entitling the holder to acquire one common share at an exercise price of CAD $0.20 for a period of 36 months from closing. Westwind has the option to purchase up to an additional 3,333,334 units, exercisable in whole or in part at its sole discretion up to 20 days following the closing. The offering is scheduled to close on or about February 27, 2003 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and shareholder approval as may be required by the Toronto Stock Exchange.

          The securities offered will not be registered under the U.S. Securities Act of 1933, as amended or the securities laws of any state, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements of the 1933 Act and the securities laws of all applicable states.

Item 6.   Reliance on Section 85(2) of the Act

          Not applicable.

Item 7.   Omitted Information

          No significant facts remain confidential and no information has been omitted in this report.

Item 8.   Senior Officers

          Name of Senior Officer:       Victor H. Bradley
                                        President and CEO

          Telephone Number:             (509) 838-6615



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Item 9.   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.



DATED at Santa Barbara, California, this 24th day of February, 2003.






                                          "Victor H. Bradley"
                                          -------------------------------------
                                          Signature

                                          Victor H. Bradley
                                          President and CEO
                                          -------------------------------------
        `                                 Name and Position of Signatory